FOR IMMEDIATE RELEASE

CALAMP TO ACQUIRE LOJACK CORPORATION

Combination Creates Leader in Connected Car Solutions and Vehicle Telematics Applications
with More Than $400 Million in Annual Revenue Expected in Fiscal 2017

Expected to be Accretive to CalAmp Non-GAAP Earnings per Share by $0.15 to $0.25 in First
12 Months

Transaction Value of Approximately $134 Million

OXNARD, CA and CANTON, MA – February 1, 2016-- CalAmp (NASDAQ: CAMP), a leading provider of wireless products, services and solutions, and LoJack Corporation (NASDAQ: LOJN) ("LoJack"), a provider of vehicle theft recovery systems and advanced fleet management solutions, today announced that the companies have entered into a definitive agreement pursuant to which CalAmp will acquire all of the outstanding shares of common stock of LoJack for $6.45 per share in an all cash transaction valued at approximately $134 million.

This transaction, which has been unanimously approved by both companies’ Boards of Directors, will create a leader in connected car solutions and vehicle telematics applications. The combination builds on both companies’ complementary strengths and is expected to accelerate the broad adoption of vehicle telematics technologies and applications around the globe.

“The acquisition of LoJack aligns with our strategy to deliver innovative, next generation connected vehicle telematics technologies, thereby accelerating our roadmap in these large and fast growing markets, while creating value for our customers, partners and shareholders,” said Michael Burdiek, CalAmp’s President and Chief Executive Officer. “By combining with LoJack, we expect to enhance our ability to deliver novel connected vehicle telematics technologies and applications to our global customers. Moreover, we believe that LoJack’s considerable relationships, particularly in the U.S. auto dealer channel, as well as in the commercial space with heavy equipment providers and their international licensee footprint, will create new opportunities for growth and strengthen our competitive position. We are excited to welcome LoJack’s talented team to CalAmp and look forward to realizing the benefits that we expect this transaction to create.”

“This transaction delivers immediate and significant cash value to our shareholders at a substantial premium and represents a successful conclusion to the Board’s review of strategic alternatives to enhance shareholder value,” said Randy Ortiz, LoJack’s President and Chief Executive Officer. “We are proud that CalAmp recognizes LoJack’s success over the last 30 years in creating best-in-class theft recovery solutions and developing strong channel and end customer relationships around the world. With CalAmp as our partner, the LoJack brand will continue to expand beyond our foundational stolen vehicle recovery business by providing our customers and partners with enhanced product offerings to better protect and manage their assets. We look forward to working with the CalAmp team to ensure a smooth transition and accelerate the strategic initiatives already underway at LoJack as we take our great brand into the future.”

CalAmp to Acquire LoJack Corporation
February 1, 2016

Anticipated Strategic and Financial Benefits of Transaction

●Creates market leader well-positioned to succeed through powerful combination of best-in-class products with broad market access: CalAmp's leading portfolio of wireless connectivity devices, software, services and applications, combined with LoJack’s world renowned brand, proprietary stolen vehicle recovery product, unique law enforcement network and strong relationships with auto dealers, heavy equipment providers and global licensees, will create a market leader that is well-positioned to drive the broad adoption of connected car solutions and vehicle telematics technologies and applications worldwide.

●Provides customers and industry participants in target markets with exciting value proposition: The combined company will offer customers access to integrated, turnkey offerings that enable a multitude of high value applications encompassing vehicle security and enhanced driver safety. Furthermore, the combination of CalAmp’s and LoJack’s technology offerings is expected to provide global customers with connected vehicle applications to help ensure that retail auto dealers remain competitive and relevant in today’s rapidly evolving markets.

●Accretive transaction and updated business outlook: The transaction is expected to be highly accretive to CalAmp’s earnings in the first 12 months following consummation of the transaction. Based on the estimated timeframe for closing, CalAmp expects consolidated revenue to be in excess of $400 million for its fiscal year ending February 28, 2017, and for LoJack to contribute approximately $10 million in Adjusted EBITDA (earnings before interest, taxes, depreciation, amortization, stock compensation expense and acquisition-related expenses) and $0.15 to $0.25 in Non-GAAP earnings per share to CalAmp’s fiscal 2017 consolidated results. CalAmp’s Non-GAAP earnings per share exclude intangibles amortization, stock compensation expense, acquisition-related expenses, and non-cash income tax expense.

Closing and Approvals
Under the terms of the definitive agreement, a wholly-owned subsidiary of CalAmp will commence a tender offer to acquire all of the outstanding shares of LoJack common stock for $6.45 per share of LoJack common stock tendered. Following completion of the tender offer, the parties will effect a second-step merger pursuant to which all remaining shares of LoJack common stock not tendered in the offer will be converted into the right to receive the same cash price per share as in the offer. The transaction is expected to close during CalAmp’s fiscal 2017 first quarter, subject to customary closing conditions, including regulatory approvals and the tender of a number of LoJack shares that, together with other shares owned or to be acquired by CalAmp and its subsidiaries, represent at least two thirds of the total number of LoJack’s outstanding shares. CalAmp will fund the acquisition with existing cash on hand.

CalAmp to Acquire LoJack Corporation
February 1, 2016

Advisors
Canaccord Genuity is serving as financial advisor to CalAmp, and Gibson, Dunn & Crutcher LLP is serving as its legal counsel. Pacific Crest Securities, a division of KeyBanc Capital Markets Inc., is serving as financial advisor to LoJack, and Goodwin Procter LLP is serving as its legal counsel.

About CalAmp
CalAmp (NASDAQ: CAMP) is a proven leader in providing wireless communications solutions to a broad array of vertical market applications and customers. CalAmp's extensive portfolio of intelligent communications devices, robust and scalable cloud service platform, and targeted software applications streamline otherwise complex Machine-to-Machine (M2M) deployments. These solutions enable customers to optimize their operations by collecting, monitoring and efficiently reporting business critical data and desired intelligence from high-value mobile and remote assets. For more information, please visit www.calamp.com.

About LoJack Corporation
LoJack Corporation, the company that has helped more than nine million people protect their vehicles in the event of theft over the past 25+ years, today provides safety, security and protection for an ever-growing range of valuable assets and people. Leveraging its core strengths, including its well-known brand, direct integration with law enforcement and dealer distribution network, LoJack Corporation is expanding our business to include our traditional vehicle and equipment theft recovery, people at risk and new telematics-based products and services. LoJack is delivering new telematics-based solutions for on-road and off-road fleet management, as well as dealer inventory management. By expanding our brand beyond stolen vehicle recovery, LoJack Corporation is committed to creating a new level of value for its dealer, licensee, customer and investor communities by delivering innovative offerings and multiple technologies in expanding geographies. For more information, visit www.lojack.com.

Forward-Looking Statements
This release contains forward-looking statements related to the proposed transaction and business combination between CalAmp and LoJack, including statements regarding the benefits and timing of the transaction, as well as statements regarding the companies’ products, markets and growth opportunities. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this release, including the following, among others: the minimum percentage of tendered shares in the tender offer necessary to complete the offer or the second-step merger promptly following the offer; closing of the transaction may not occur or may be delayed; expected synergies and other financial benefits of the transaction may not be realized; integration of the acquisition post-closing may not occur as anticipated; litigation or alternative dispute resolution related to the transaction or limitations or restrictions imposed by regulatory authorities may delay or negatively impact the transaction; the pendency of the transaction may result in disruptions to LoJack’s business and make it more difficult to maintain relationships with employees, customers, vendors and other business partners; delays, disruptions or increased costs in the integration of LoJack’s technology in existing or new products may arise; unanticipated restructuring costs may be incurred; attempts to retain key personnel and customers may not succeed; the business combination or the combined companies’ products may not be supported by third parties; actions by competitors may negatively impact results; and there may be negative changes in general economic conditions in the regions or the industries in which CalAmp and LoJack operate. In addition, please refer to the documents that CalAmp and LoJack file with the Securities and Exchange Commission (“SEC”) on Forms 10-K, 10-Q, and 8-K, including the specific risk factors included in such filings. These filings identify and address other important risks and uncertainties that could cause events and results to differ materially from those contained in the forward-looking statements set forth in this release. Readers are cautioned not to put undue reliance on these forward-looking statements, and CalAmp and LoJack assume no obligation to update, and do not intend to update, these forward-looking statements, whether as a result of new information, future events or otherwise.

CalAmp to Acquire LoJack Corporation
February 1, 2016

Important Additional Information
This release relates to a pending business combination transaction between CalAmp and LoJack. The tender offer referenced in this release has not yet commenced. No statement in this release constitutes an offer to buy, or the solicitation of an offer to sell, any securities. A solicitation and an offer to buy shares of LoJack will be made only pursuant to an offer to purchase and related materials that CalAmp intends to file with the SEC. When the tender offer is commenced, CalAmp will file a Tender Offer Statement on Schedule TO related to the transaction with the SEC and may file amendments thereto, and thereafter LoJack will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. CalAmp and LoJack may also file other documents with the SEC regarding the transaction. This document is not a substitute for Schedule TO, the Schedule 14D-9 or any other document that CalAmp or LoJack may file with the SEC in connection with the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND THE OTHER RELEVANT MATERIALS WITH RESPECT TO THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY INVESTMENT DECISION WITH RESPECT TO THE TRANSACTION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The Tender Offer Statement and Solicitation/Recommendation Statement on Schedule 14D-9 (when available) will be sent free of charge to LoJack’s shareholders. Such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC's Web site: www.sec.gov or by directing such requests to the Information Agent for the tender offer who will be named in the Tender Offer Statement. In addition, copies of LoJack’s filings with the SEC may also be obtained free of charge at the “Investor Relations” section of LoJack’s website at www.lojack.com.

AT CALAMP:	AT ADDO COMMUNICATIONS:
Garo Sarkissian	Lasse Glassen
SVP, Corporate Development	General Information
(805) 987-90	(424) 238-6249
lasseg@addocommunications.com

CalAmp to Acquire LoJack Corporation
February 1, 2016

AT JOELE FRANK, WILKINSON BRIMMER KATCHER:
Eric Brielmann or Arielle Rothstein, (415) 869-3950
or
Dan Katcher or Joseph Sala, (212) 355-4449

AT LOJACK:
Ken Dumas
SVP, CFO & Treasurer
(781) 302-4322